PRIVATE OFFERING NOTICE

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                            Merrill Lynch & Co., Inc.
                           Medium-Term Notes, Series C
                          Leveraged Index Return Notes
                  Linked to the Dow Jones-AIG Commodity Index(SM)
                                due November 2009
                US$10 original public offering price per security

                             Private Offering Notice

                                  Summary Terms
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The Notes:                                                         Payment at maturity:
o    No payments prior to maturity and the securities may          o    The amount an investor receives at maturity will be
     not be redeemed prior to maturity.                                 based on the percentage change in the level of the Dow
o    Senior unsecured debt securities of Merrill Lynch &                Jones-AIG Commodity Index over the term of the
     Co., Inc. denominated and payable in United States dollars         Securities.  If the level of the Dow Jones-AIG Commodity
     part of a series entitled "Medium-Term Notes, Series C".           Index:
o    The Securities are designed for investors who are                  o   has increased, an investor will receive an amount
     seeking leveraged exposure to increases in the Dow                     equal to $10 per security plus a supplemental amount
     Jones-AIG Commodity Index (index symbol "DJAIG"), willing              expected to be between 110% and 125% of that
     to forego interest payments on the Securities and willing              increase;
     to accept less than the $10 original public offering price         o   has decreased by 20% or less, an investor will
     per security if the level of the Dow Jones -AIG Commodity              receive $10 per security; or
     Index declines by more than 20% over the term of the               o   has decreased by more than 20%, an investor will
     Securities.                                                            receive less than $10 per security.  Any decline in
o    The Securities will not be listed on any securities                    the Dow Jones-AIG Commodity Index in excess of 20%
     exchange or other trading facility.                                    will result in the amount paid at maturity on the
o    The Securities are made available to each investor                     Securities being reduced by an amount equal to 125%
     outside of the United States in a minimum initial                      of the decline in excess of 20%.
     investment of US$50,000 or such other amount, and are
     subject to such other restrictions, as may be applicable to such investor under the private offering rules of any
     jurisdiction outside of the United States.
o    Expected settlement date: November   , 2004.
o    CUSIP No.:


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The securities (the "Securities"), the subject of the attached offering document
(the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the "Company").

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.



                            PRIVATE OFFERING NOTICE
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This Notice and the Offering Document have been issued by the Company for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages PS-7 to PS-10 and pages S-3 to S-4 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

         (a) The Securities are denominated in United States dollars. Investors that purchase securities with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

         (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he or she invested.

         (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

         (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

         (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

         (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.
















                  The date of this Notice is October 28, 2004.

        This Notice supplements the Preliminary Pricing Supplement, dated
         October 28, 2004, and the Prospectus Supplement and Prospectus,
                            dated November 26, 2003.